UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DEPOMED, INC.
(Exact Name of Registrant as Specified in its Charter)

California	94-3229046
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1360 O’Brien Drive Menlo Park, California	94025
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:     Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not applicable	Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of Class)

Item 1.    Description of Registrant’s Securities to be Registered

General

The authorized capital stock of DepoMed, Inc. (“DepoMed”) consists of 100,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.  This Form 8-A is being filed in connection with the listing of DepoMed’s common stock on the Nasdaq National Market.  The common stock has been accepted for listing on the Nasdaq National Market under the symbol “DEPO”.

Common Stock

As of December 12, 2003, there were approximately 34,569,212 shares of Depomed common stock outstanding.  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders of Depomed.  Subject to any preferential rights of the preferred stock, the holders of common stock are entitled to receive dividends, when and if declared by the board of directors, out of assets legally available for the payment of dividends.  In the event of any dissolution, liquidation or winding up of Depomed, the holders of the common stock are entitled to receive all remaining assets of the corporation after payment of liabilities, subject to the liquidation preference of the Series A preferred stock described below and the preferences of any series of preferred stock which Depomed may designate and issue in the future.  The common stock has no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions applicable to the common stock.

Warrants

As of December 12, 2003, there were outstanding warrants to purchase 3,211,283 shares of the common stock of Depomed at exercise prices ranging from $2.16 to $5.50.  The expiration dates of the warrants range from November 14, 2004 to April 21, 2008.

Stock Options

As of December 12, 2003, there were outstanding options to purchase 3,391,887 shares of the common stock of Depomed at exercise prices ranging from $0.09 to $10.25 per share.  The expiration dates of the options range from February 4, 2005 to September 25, 2013.

Convertible Promissory Note

On January 21, 2000, Depomed issued a convertible promissory note to Elan International Services, Limited, a subsidiary of Elan Corporation, plc, for $8,010,000.  As of December 12, 2003, there was $9,369,064 outstanding related to the note, including accrued interest of $1,572,361.  The note has a six-year term and bears interest at 9% per annum, compounded semi-annually, on any amounts borrowed under the facility.  The outstanding principal balance of the note and accrued interest are convertible, at the holder’s option, into Depomed’s common stock at a conversion price of $9.07 per share.  The conversion price is subject to anti-dilution adjustments.  The note is convertible at any time prior to January 21, 2006, the maturity date of the note.

Preferred Stock

Depomed has 5,000,000 shares of preferred stock authorized, 25,000 of which are designated as Series A preferred stock.  The board of directors has the authority to provide for the issuance of the preferred stock in one or more series, and by filing a certificate pursuant to California corporate law, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.  The board of directors, without shareholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power or other rights of the holders of the common stock, and the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Depomed.

As of December 12, 2003, there were 12,015 shares of Series A preferred stock outstanding and an additional 3,692 shares issuable in respect of dividends cumulated through such date.  The Series A preferred stock is convertible into shares of common stock at a conversion price equal to $10.66 per share of common stock anytime until January 2006 at the holder’s election.  The conversion price is subject to anti-dilution adjustments.  As of December 12, 2003, the Series A preferred stock, including the shares of Series A preferred stock issuable in respect of dividends cumulated through such date, was convertible into 1,473,465 shares of common stock.  The Series A preferred stock accrues a dividend of 7% of the original issue price of $1,000 per share per year, compounded semi-annually and payable solely in shares of Series A preferred stock.  The holders of Series A preferred stock are entitled to a liquidation preference equal to the original issue price per share, plus accrued and unpaid dividends.  As of December 12, 2003, the aggregate liquidation preference of the Series A preferred stock was approximately $15,707,133.  Holders of Series A preferred stock do not have voting rights, except as may be required under California law.

Voting Arrangements with respect to Certain Directors

In connection with a private placement of its common stock completed in April 2003, Depomed granted MDS Capital Corp. and its affiliates (collectively, “MDS”) and the other investors certain rights to nominate up to two directors to serve on the board of directors of Depomed.  For so long as MDS and any investment funds to which MDS provides investment or advisory services or any affiliate of such investment fund (collectively, “MDS parties”), beneficially own at least 25% of the aggregate number of shares of Depomed’s common stock purchased by the MDS parties in the April 2003 private placement, the MDS parties then holding such common stock or warrants purchased in the private placement will have the right to designate one nominee to be elected to the board of directors of Depomed.  In addition, for so long as the other investors in the private placement and the MDS parties beneficially own at least 25% (on a combined basis) of the aggregate number of shares of our common stock purchased in the private placement, Depomed and the MDS parties then holding such common stock or warrants purchased in the private placement will have the right to jointly designate an additional nominee to be elected to Depomed’s board of directors.

Pursuant to a Securities Purchase Agreement, dated as of May 28, 2002, between Depomed and Biovail Laboratories Incorporated (“Biovail”), Biovail has an option, which expires on July 9, 2005, to purchase additional shares of Depomed’s common stock that would give Biovail an ownership interest of up to 20% of Depomed’s issued and outstanding common stock.  If, upon the exercise of the option, and at subsequent annual meetings of shareholders, Biovail and its subsidiaries own at least 20% of Depomed’s issued and outstanding common stock, Biovail will be entitled to designate one or more nominees to be elected to Depomed’s board of directors.  The actual number of nominees Biovail will be entitled to designate will depend on the total number of directors then serving on our board of directors and the percentage of Depomed’s issued and outstanding common stock then held by Biovail and its subsidiaries.

Certain of Depomed’s shareholders have executed voting commitments agreeing to vote their shares of Depomed common stock in favor of MDS nominees and the Biovail nominees described in the preceding paragraphs.

Item 2.    Exhibits

3.1(1)	Amended and Restated Articles of Incorporation
3.2(2)	Certificate of Amendment to Amended and Restated Articles of Incorporation
3.3(3)	Certificate of Determination of Rights and Preferences of Series A Preferred Stock
3.4(1)	Bylaws, as amended
4.1(1)	Specimen Common Stock Certificate

(1)              Incorporated by reference to Depomed’s registration statement on Form SB-2 (Registration No. 333-25445)

(2)              Incorporated by reference to Depomed’s annual report on Form 10-K filed on March 31, 2003

(3)              Incorporated by reference to Depomed’s current report on Form 8-K filed n February 18, 2000

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned.

Date: December 16, 2003	DEPOMED, INC.

	By:	/s/ JOHN F. HAMILTON
John F. Hamilton
Vice President, Finance and
Chief Financial Officer